EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333- 182617 and 333-189884) on Form S-8 of our report dated July 7, 2022, with respect to the consolidated balance sheet as at March 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2022, and the related notes of Neptune Wellness Solutions Inc., which report appears in the annual report on Form 10-K of Neptune Wellness Solutions Inc. for the fiscal year ended March 31, 2022. This report indicates that there is substantial doubt about Neptune Wellness Solutions Inc.’s ability to continue as a going concern, including that the Corporation requires funding in the very near term in order to continue its operations. If the Corporation is unable to obtain funding in the upcoming days, it may have to liquidate its assets.

/s/ KPMG LLP

Montreal, Canada

July 7, 2022